As filed with the Securities and Exchange Commission on December 14, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AllianceBernstein National Municipal Income Fund, Inc.

(Name of Subject Company (issuer))

AllianceBernstein National Municipal Income Fund, Inc.

(Name of Filing Person (offeror))

Auction Preferred Shares, Series M, Series T, Series W and Series TH, Par Value

$0.001 Per Share

(Title of Class of Securities)

01864V203

01864V302

01864V401

01864V500

(CUSIP Number of Class of Securities)

Emilie D. Wrapp

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(800) 221-5672

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, D.C. 20001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 90,973,437.50(a)	$ 11,025.98(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 3,685 shares in the offer, based upon a price of 98.75% of the liquidation preference of $25,000 per share (or $24,687.50 per share).

(b)	Previously paid in connection with the initial filing of the Schedule TO on November 9, 2018. Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 (“Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by AllianceBernstein National Municipal Income Fund, Inc., a Maryland corporation (the “Fund”), on November 9, 2018, relating to the Fund’s offer to purchase for cash up to 100% of the Fund’s outstanding Auction Preferred Shares, Series M, Series T, Series W and Series TH, par value $0.001 per share (the “Preferred Stock”), at 98.75% of the liquidation preference of $25,000 per share (or $24,687.50 per share), plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated November 9, 2018 and the related Letter of Transmittal, copies of which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on November 9, 2018. The information set forth in the Offer to Purchase and the related Letter of Transmittal, each filed as an exhibit to the Fund’s Schedule TO on November 9, 2018, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated December 14, 2018, announcing the expiration of its tender offer and preliminary results.

ITEM 10. FINANCIAL STATEMENTS

(a) The information set forth in the Offer to Purchase under Section 8 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated November 9, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Notice of Withdrawal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on November 9, 2018.*

(a)(5)(ii)	Press Release issued on December 14, 2018.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

* Previously filed with the Fund’s Schedule TO, filed November 9, 2018, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.

By:	/s/ Robert M. Keith
	Name:	Robert M. Keith
	Title:	President

Dated: December 14, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press Release issued on December 14, 2018